                              GARDEN BOTANIKA, INC.
                             CALCULATION OF EARNINGS
                     PER COMMON AND COMMON EQUIVALENT SHARE
                                  (EXHIBIT 11)
                  (amounts in thousands, except per share data)


                                                                                              FISCAL YEAR ENDED
                                                                                    -----------------------------------------
                                                                                    JANUARY 30,    JANUARY 31,    FEBRUARY 1,
                                                                                        1999          1998           1997
                                                                                    -----------    -----------    -----------
PRIMARY:
   Earnings -
      Net earnings (loss) applicable to common and common equivalent shares         $   (48,034)   $   (15,580)   $    (4,993)
                                                                                    ===========    ===========    ===========

   Shares -
      Weighted average common shares outstanding                                          7,069          7,069          6,146
      Weighted average preferred shares outstanding (1)                                      --             --             --
      Net effect of stock options, based on treasury stock method using average
        market price (2)                                                                     --             --             --

                                                                                    ===========    ===========    ===========
  Weighted average common and common equivalent shares                                    7,069          7,069          6,146
                                                                                    ===========    ===========    ===========

 Primary earnings (loss) per common and common equivalent share                     $     (6.79)   $     (2.20)   $     (0.80)
                                                                                    ===========    ===========    ===========


FULLY DILUTED:

   Fully diluted earnings (loss) per share is not presented, as there were no potentially dilutive securities.


NOTES:

        (1) In connection with its initial public offering of common stock completed on May 22, 1996, all of the Company's outstanding preferred stock automatically converted to common on a one-for-one basis. Therefore, losses per common and common equivalent share are based on the weighted average number of common and preferred shares outstanding.

        (2) In the calculation of weighted average common and common equivalent shares, nonqualified stock options and warrants to purchase common stock are considered common stock equivalents. Such options and warrants are converted using the treasury stock method, which assumes that the shares issuable upon exercise of the options or warrants were outstanding for the full period. In accordance with generally accepted accounting principles, no common stock equivalents are shown as their effect would have been anti-dilutive for each period presented.